September 26, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
Mail Stop: 0409
Attention: Ms. Elaine Wolff / Mr. Geoffrey Ossias

Re:	WebMD Health Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-124832)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 12:00 p.m. EST on the Wednesday of September 28, 2005 or as soon thereafter as practicable.

The comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and the changes to the disclosure in the Company's filings in response to the Staff’s comments on the above-referenced Registration Statement do not foreclose the Commission from taking any action with respect to such filings; and the Representatives may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, MORGAN STANLEY & CO. INCORPORATED CITIGROUP GLOBAL MARKETS INC. As Representatives
By: Morgan Stanley & Co. Incorporated
/s/ John Tyree
Name: John Tyree Title: Executive Director

September 26, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
Mail Stop: 0409
Attention: Ms. Elaine Wolff / Mr. Geoffrey Ossias

Re:	WebMD Health Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-124832)

Ladies and Gentlemen:

The following information with respect to the distribution of the prospectus dated September 19, 2005 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of prospectuses dated September 19, 2005 as distributed between September 19, 2005 and September 23, 2005 is as follows:

No. of Copies dated September 19, 2005

To Prospective Underwriters	21,067 to 4
To Institutions	1,223
To Individuals	3
To Dealers	0
Total	22,293

We were advised on August 9, 2005 by the Corporate Finance Department of the National Association of Securities Dealers, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

Sincerely, MORGAN STANLEY & CO. INCORPORATED CITIGROUP GLOBAL MARKETS INC. As Representatives
By: Morgan Stanley & Co. Incorporated
/s/ John Tyree
Name: John Tyree Title: Executive Director

September 26, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
Mail Stop: 0409
Attention: Ms. Elaine Wolff / Mr. Geoffrey Ossias

Re:	WebMD Health Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-124832)

Ladies and Gentlemen:

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-Hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely, MORGAN STANLEY & CO. INCORPORATED CITIGROUP GLOBAL MARKETS INC. As Representatives
By: Morgan Stanley & Co. Incorporated
/s/ John Tyree
Name: John Tyree Title: Executive Director

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